October 29, 2008

Putnam Funds Trust
One Post Office Square
Boston, Massachusetts 02109

Re:	Putnam Asset Allocation: Equity Portfolio

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form N-1A (the “Registration Statement”) filed under the Securities Act of 1933, as amended, by Putnam Funds Trust (the “Trust”) for the registration of an indefinite number of its shares of beneficial interest (the “Shares”). The Shares are proposed to be sold pursuant to a Distributor’s Contract dated August 3, 2007 (the “Distributor’s Contract”) between the Trust and Putnam Retail Management Limited Partnership.

We have acted as counsel for the Trust since its organization. We are familiar with the action taken by its Trustees to authorize this issuance of the Shares. We have examined its records of Trustee and shareholder action, its Bylaws, and its Agreement and Declaration of Trust on file at the office of the Secretary of The Commonwealth of Massachusetts. We have examined copies of the Registration Statement, in the form filed with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion.

We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

We are of the opinion, with respect to the series listed on Exhibit A hereto (each a “Fund”), that the Trust is authorized to issue an unlimited number of Shares of each Fund; and that when the Shares are issued and sold pursuant to the Distributor’s Contract, they will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for

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indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Exhibit A

Series of Putnam Funds Trust:

Putnam Absolute Return 100 Fund
Putnam Absolute Return 300 Fund
Putnam Absolute Return 500 Fund
Putnam Absolute Return 700 Fund
Putnam Absolute Return 1000 Fund
Putnam Asset Allocation: Equity Portfolio
Putnam Emerging Markets Equity Fund
Putnam Floating Rate Income Fund
Putnam Income Strategies Fund
Putnam International Growth and Income Fund
Putnam Municipal Money Market Fund
Putnam Small Cap Growth Fund